EXHIBIT 11.1

Cordia Corporation
Computation of Per Share Earnings
(Unaudited)

	Six Months Ended		Three Months Ended
	2005	2004	2005	2004

Net Income (Loss)	$860,802	($150,719)	$437,972	($13,593)

BASIC EARNINGS:

Weighted average number of common shares
outstanding	4,504,890	4,968,577	4,503,254	4,534,512

Basic earnings per common share	$0.19	($0.03)	$0.10	($0.00)

DILUTED EARNINGS:

Weighted average number of common shares
outstanding	4,504,890	4,968,577	4,503,254	4,534,512

Assumed conversion of preferred stock	994,475	0	1,500,000	0
Assumed exercice of stock options	444,310	0	532,838	0

Weighted average number of common shares
outstanding - as adjusted	5,943,675	4,968,577	6,536,092	4,534,512

Diluted earnings per common share	$0.14	($0.03)	$0.07	($0.00)